

March 1, 2022

Victoria Grace
Chief Executive Officer
Pivotal Holdings Corp
The Offices 4, One Central
Dubai World Trade Centre
Dubai, United Arab Emirates

      Re: Pivotal Holdings Corp
          Amendment No. 4 to
          Registration Statement on Form F-4
          Filed February 1, 2022
          File No. 333-259800

Dear Ms. Grace:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-4

"The Sponsor, SPAC's directors, officers or advisors or any of their respective affiliates . . .", page 73

1.   We note your amended disclosure that "Sponsor, SPAC's officers, directors and advisors and their respective affiliates may identify shareholders with whom Sponsor, SPAC's officers, directors, advisors or any of their respective affiliates may pursue privately negotiated transactions by either the shareholders contacting SPAC directly or by SPAC's receipt of redemption requests submitted by shareholders following SPAC's mailing of proxy materials in connection with the Business Combination." Please tell us how these

transactions comply with Rule 14e-5 of the Exchange Act.

Background of the Business Combination , page 109

2.   Please revise your disclosure to clarify whether any compensation was paid to your financial advisors in connection with the PIPE Financing. In this regard, we note your amended disclosure on page 117 that "No fees are expected to be paid to Barclays and Guggenheim Securities in connection with their roles as Placement Agents in the Initial PIPE Financing." However, your disclosure on page E-5 states that "As part of our current engagement by GMBT, Guggenheim Securities has acted as a placement agent on the PIPE Financing, for which services Guggenheim Securities expects to receive compensation in addition to the compensation agreed with GMBT in respect of our engagement as financial advisor in connection with the proposed business combination transaction." Please also explain the compensation received by Barclays in connection with its role as a placement agent in the PIPE Financing. In this regard, it appears from Section 4.22 and 5.11 of your business combination agreement that Barclays and Guggenheim will receive broker, finder's, or other fees in connection with the Transactions.

3.   Please amend your disclosure in the background of the business combination to discuss the amendment to the business combination that was executed on January 31, 2022. Your discussion should include the reasons for this amendment and any negotiations of the parties to the merger agreement related to the amendment.

Key Business and Non-IFRS Measures, page 222

4.   We are still considering your response to comments 10 and 11 and may have additional comments.

SPAC Shareholder Support Agreements, page 287

5.   We note your disclosure throughout the filing that the Key SPAC Shareholders delivered to Swvl the SPAC Shareholder Support Agreements, pursuant to which, among other things, such shareholders have agreed to vote the 3,860,177 SPAC Class A Ordinary Shares held by them at the time of signing the SPAC Shareholder Support Agreements in favor of the adoption and approval of the Business Combination Agreement and the Transactions and not to redeem such SPAC shares. Please amend your disclosure to describe the material terms of the agreement, including the compensation, if any, the Key SPAC Shareholders will receive in return for their agreement to vote in favor of the business combination and not to redeem their shares.

You may contact Scott Stringer at (202) 551-3272 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Jennifer López Molina at (202) 551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services